EXHIBIT (d)(2)(I)

Ameritas Life Insurance Corp.

Lincoln, Nebraska

SUPPLEMENTAL COVERAGE RIDER

RIDER DEATH BENEFIT. The Supplemental Coverage Rider (SCR) death benefit equals the total death benefit minus the death benefit calculated without this rider. The total death benefit depends on the death benefit option you select.

Option A. The total death benefit is the greater of: (1) the specified amount of the policy plus any Accounting Benefit Rider (ABR) specified amount plus the SCR specified amount; and (2) the account value times the appropriate corridor factor shown on the policy schedule.

Option B. The total death benefit is the greater of: (1) the specified amount of the policy plus any ABR specified amount plus the SCR specified amount plus the account value; and (2) the account value times the appropriate corridor factor shown on the policy schedule.

Option C. The total death benefit is the greater of: (1) the specified amount of the policy plus any ABR specified amount plus the SCR specified amount plus the sum of premiums paid minus the sum of partial withdrawals taken; and (2) the account value times the appropriate corridor factor shown on the policy schedule. If the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the sum of the policy and ABR if applicable, and SCR specified amounts.

The specified amount of the policy, the ABR specified amount (if applicable), the SCR specified amount, and the death benefit option are shown on the policy schedule.

SCR SPECIFIED AMOUNT CHANGES. You may change the SCR specified amount by written notice to us during the lifetime of the insured, subject to our approval.

(1)	You may request an increase of the SCR specified amount on or after one year from the policy date. Any increase will require evidence of insurability satisfactory to us and is subject to our underwriting limits in place at that time. We will send you a revised policy schedule showing the effective date and amount of the increase.

(2)	You may request a decrease of the SCR specified amount on or after one year from the policy date. A decrease of the SCR specified amount will be effective on the monthly date following written notice to us. Any reduction will be made in the following order:
(a)	against the most recent increase of the SCR specified amount;
(b)	against the next most recent increases;
(c)	against the original SCRspecified amount.

MONTHLY COST. On each monthly date, we will deduct the monthly cost for this rider until it terminates. The monthly cost for this rider is:

(a) the cost of insurance for this rider; plus

(b) the monthly SCR specified amount charge.

COST OF INSURANCE. On each monthly date, the cost of insurance for this rider is (a) times (b) where:

(a) is the applicable monthly cost of insurance rate for this rider; and

(b) is the net amount at risk allocated to the SCR

The net amount at risk is first allocated to the rest of the policy up to the net amount at risk that would be calculated for the policy without this rider attached. The remainder of the net amount at risk, if any, is allocated to the SCR

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The maximum cost of insurance rate is determined for the SCR death benefit by the insured’s gender, attained age, and rate class as shown on the policy schedule. A cost of insurance rate less than the maximum cost of insurance rate may be used at our option. Any changes in the cost of insurance rates will be made by class and will be determined according to the procedures and standards on file with your State Insurance Department.

MONTHLY SCR SPECIFIED AMOUNT CHARGE. The monthly SCR specified amount charge is the amount shown on the policy schedule and is based on the SCR specified amount as of the effective date for the rider. If there are any increases in the SCR specified amount, each increase will have a corresponding monthly SCR specified amount charge related to the amount of the increase. A decrease in the SCR specified amount will not reduce the monthly SCR specified amount charge. These charges will be shown on the policy schedule at the time of the increase.

CONVERSION. This rider may not be converted.

INCONTESTABILITY. In the absence of fraud, we will not contest this rider after it has been in force during the insured’s lifetime for two years. We will not contest any increased benefit later than two years after its effective date.

SUICIDE. If the insured under this rider commits suicide (while sane or insane) within two years after the effective date of this rider, our total liability will be to return the monthly cost for this rider. If the insured under this rider commits suicide (while sane or insane) within two years after the effective date for an increase in the SCR specified amount, our total liability for that increase will be to return the monthly cost for that increase.

TERMINATION. This rider will terminate:

(1) when the policy terminates; or

(2) when the policy lapses; or

(3) on the first monthly date after you give us written notice.

REINSTATEMENT. Within five years after this rider terminates, you may put it back in force by written notice to us if: (1) the policy is in force;

(2) the insured provides us with evidence of insurability; and

(3) enough premium is paid to keep this rider in force for three months.

CONTRACT. This rider is made a part of the policy. It is based on the application and any supplemental applications for this rider.

RIDER SPECIFICATIONS. The effective date, SCR specified amount, and maximum monthly charges for this rider are shown on the policy schedule.

AMERITAS LIFE INSURANCE CORP.

Secretary	President

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